## NOTE 1 – Organization

Westbury Group LLC (the "Company") was incorporated under the laws of the State of Connecticut on November 13, 2003 as a limited liability company and is a registered broker-dealer with the Securities and Exchange Commission. The business purpose of the Company is to engage as a broker-dealer in the private placement of securities.  On June 18, 2004, the Company was approved as a member of the Financial Industry Regulatory Authority, Inc.

The Company, as a broker-dealer, does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i).

## NOTE 2 – Summary of Significant Accounting Policies

The following is summary of significant accounting policies followed by the Company:

### Accounting Method

Assets, liabilities, revenue and expenses are recorded on the accrual basis of accounting.

### Revenue Recognition

Revenue from investment banking services is recognized when earned. Non-refundable retainers are recognized as revenue in accordance with the terms of the investment banking agreements.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

### Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts, if applicable. Management evaluates each receivable on a case-by-case basis for collectability. As of December 31, 2016, no allowance was deemed necessary.

### Property and Equipment

Property and equipment are recorded at cost and depreciation is computed principally on the straight-line method over one to five years.  As of December 31, 2016, all property and equipment is fully depreciated except for leasehold improvements.   Leasehold improvements are recorded at cost and are amortized over the shorter of their useful life or the remaining term of the lease.

### Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued.

## NOTE 3 – Property and Equipment

Property and equipment at December 31, 2016 are comprised of the following:

| | |
|---|---:|
| Machinery and equipment | $ 21,749 |
| Furniture and fixtures | 15,373 |
| Leasehold improvements | 13,412 |
| Software | 1,202 |
| | 51,736 |
| Less accumulated depreciation and amortization | (39,030) |
| | $ 12,706 |

## NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company has net capital of $27,386, which is $22,386 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 1.5 to 1 at December 31, 2016.

## NOTE 5 – Income Taxes

No provision for income taxes has been made to the statement of operations as the Company is treated as a partnership for Federal income tax purposes. The Company's U.S. Federal and state income tax returns prior to fiscal year 2013 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company recognizes interest and penalties associated with tax matters as operating expenses and includes accrued interest and penalties with the related tax liability in the statement of financial condition.

## NOTE 6 – Commitments

### Office Lease

The Company leases office space under a lease agreement that expires in July 2020. Future minimum lease payments will be $64,895 in 2017, $66,842 in 2018, $68,847 in 2019 and $37,890 in 2020.